TRILOGY
ENERGY TRUST

4100, 350 7TH AVE. SW CALGARY, ALBERTA, T2P 3N9
PHONE: (403) 290-2900 FAX: (403) 263-8915

06012141

March 17, 2006

Securities and Exchange Commission
Judiciary Plaza
450 – 5th Street, N.W.
Washington, D.C.
U.S.A. 20549

SUPPL

SEC MAIL
RECEIVED PROCESSING
MAR 3 0 2006
WASH, D.C.
192 SECTION

Dear Sir or Madam:

Re: Trilogy Energy Trust (the "Trust")
Submission Pursuant to Rule 12g3-2(b)
File No. 82-34876

Pursuant to Rule 12g3-2(b) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we submit the following documents:

1. News Release dated March 17, 2006 – Trilogy Energy Trust Advises on 2005 Canadian Income Tax Information.

2. News Release dated March 17, 2006 – Trilogy Energy Trust Releases 2005 U.S. Income Tax Reporting Information.

As required pursuant to Rule 12g3-2(b), the Trust's exemption number appears in the upper-right hand corner of each unbound page and of the first page of each bound document.

Also enclosed is a copy of this letter. Please indicate your receipt of this letter and the enclosed information by stamping such copy and returning it to the undersigned in the enclosed self-addressed, stamped envelope. Please contact the undersigned at (403) 290-2917 if you have any questions or require any additional information with respect to the enclosed.

Yours truly,
TRILOGY ENERGY TRUST
by its Administrator
Trilogy Energy Ltd.

PROCESSED
APR 0 3 2006
THOMSON
FINANCIAL

Gail L. Yester
Assistant Corporate Secretary

GLY/kp
Enclosure

cc: Bernard K. Lee, Trilogy Energy Ltd.
Charles E. Morin, Trilogy Energy Ltd.

File No. 82-34876

TRILOGY ENERGY TRUST
Calgary, Alberta

March 17, 2006



**NEWS RELEASE: TRILOGY ENERGY TRUST ADVISES ON 2005 CANADIAN INCOME TAX INFORMATION**

Trilogy Energy Trust (TSX:TET.UN) ("TET" or the "Trust") - The following information is intended to assist in the preparation of a 2005 T1 Income Tax Return. It is intended for individual, Canadian resident TET unitholders who hold their TET trust units ("Units") as capital property.

The information contained herein is based on TET's understanding of the Income Tax Act (Canada) and the regulations thereunder, and is provided for general information only. Unitholders are advised to consult their personal tax advisors with respect to their particular circumstances.

**Trust Units held within an RRSP, RRIF, RESP or DPSP**

If a unitholder holds his or her Units in an RRSP, RRIF, RESP or DPSP, no amounts are required to be reported by the unitholder in the unitholder's 2005 T1 Income Tax Return.

**Trust Units held outside of an RRSP, RRIF, RESP or DPSP**

If a unitholder does not hold his or her Units in an RRSP, RRIF, RESP or DPSP, taxable amounts allocated by TET in 2005 to the unitholder (i.e., the taxable portion of 2005 cash distributions) must be reported by the unitholder in the unitholder's 2005 Income Tax Return. This taxable amount will be reported on a "T3 - Statement of Trust Income and Allocations and Designations" ("T3 Slip") that will be issued to the unitholder (i.e., "Other income" - Box 26 on the T3 Slip).

A unitholder's "adjusted cost base" ("ACB") of his or her Units will be reduced by the non-taxable portion of the 2005 cash distributions (i.e., "Amount resulting in cost base adjustment" - Box 42 on the T3 Slip). The ACB is used in calculating capital gains or losses on the disposition of Units if the unitholder holds his or her Units as "capital property". To the extent that the ACB of a Unit to a unitholder otherwise would be less than zero, the negative amount will be deemed to be a capital gain of the unitholder from the disposition of the Unit in the year in which the negative amount arises, and the

ACB of the Unit to the unitholder at the commencement of the immediately following year will be nil.

If a unitholder held his or her Units with a broker or other intermediary and received cash distributions from the broker or other intermediary, the unitholder will receive a T3 Slip from the broker or intermediary and not from the transfer agent or TET. If a unitholder received cash distributions directly from the transfer agent, Computershare Trust Company of Canada and not from a broker or intermediary, the unitholder will receive a T3 Slip from Computershare Trust Company of Canada. The deadline for mailing all T3 Slips is March 31, 2006.

The attached "Schedule 1" includes supplementary information on the taxable portion and non-taxable portion of the 2005 cash distributions and is shown on a per Unit basis. This taxable portion will be included in and reported on your T3 Slip.

**SCHEDULE 1**

**2005 - T3 INFORMATION**

**FOR CANADIAN RESIDENTS**

**The following table outlines the breakdown of cash distributions per Unit paid by Trilogy Energy Trust with respect to record dates for the period April 30, 2005 - December 30, 2005 for Canadian Income Tax purposes.**

| Record Date | Payment Date | Total Distribution Paid | Taxable Amount (Box 26) Other Income | Amount Resulting in Cost Base Adjustment (Box 42) (Return of Capital) |
|---|---|---|---|---|
| April 29, 2005 | May 16, 2005 | 0.160 | 0.160 | 0.000 |
| May 31, 2005 | June 15, 2005 | 0.160 | 0.160 | 0.000 |
| June 30, 2005 | July 15, 2005 | 0.160 | 0.160 | 0.000 |
| July 29, 2005 | August 15, 2005 | 0.160 | 0.160 | 0.000 |
| August 31, 2005 | September 15, 2005 | 0.160 | 0.160 | 0.000 |
| September 30, 2005 | October 17, 2005 | 0.250 | 0.250 | 0.000 |
| October 31, 2005 | November 15, 2005 | 0.250 | 0.250 | 0.000 |
| November 30, 2005 | December 15, 2005 | 0.250 | 0.250 | 0.000 |
| December 30, 2005 | January 16, 2006 | 0.800 | 0.800 | 0.000 |
| TOTAL PER UNIT | | 2.350 | 2.350 | 0.000 |

**About TET**

**TET is a petroleum and natural gas-focused Canadian energy trust. The Units are listed on the Toronto Stock Exchange under the symbol "TET.UN".**

**FOR FURTHER INFORMATION PLEASE CONTACT:**

**Trilogy Energy Trust**
**J.H.T. (Jim) Riddell**
**President and Chief Executive Officer**
**(403) 290-2900**
**or**
**Trilogy Energy Trust**
**B.K. (Bernie) Lee**
**Chief Financial Officer**
**(403) 290-2900**
**or**

Trilogy Energy Trust
J. B. (John) Williams
Chief Operating Officer
(403) 290-2900
or
Trilogy Energy Trust c/o Trilogy Energy Ltd.
4100 - 350 - 7th Avenue S.W.
Calgary, Alberta T2P 3N9
(403) 290-2900
(403) 263-8915 (FAX)
Website: www.trilogyenergy.com

File No. 82-34876

TRILOGY ENERGY TRUST

**TRILOGY ENERGY TRUST**
Calgary, Alberta

March 17, 2006

**NEWS RELEASE: TRILOGY ENERGY TRUST RELEASES 2005 U.S. INCOME TAX REPORTING INFORMATION**

Trilogy Energy Trust (TSX:TET.UN) ("TET or the "Trust") - The following information is intended to assist unitholders of TET trust units ("Units") in reporting TET income for 2005 United States ("U.S.") federal income tax purposes. This information is intended for U.S. individual TET unitholders only.

The information contained herein is based on TET's understanding of the Internal Revenue Code and is provided for general information only. This information is not exhaustive of all possible U.S. income tax considerations, but is a general guideline and is not intended to be legal or tax advice to any particular unitholder or potential unitholder of Units. Unitholders or potential holders of Units should consult their own legal and tax advisors as to their particular tax consequences of holding Units as well as to determine whether claiming a credit or deduction for foreign income taxes is more beneficial.

Canadian resident unitholders should note that the information contained herein is not applicable for Canadian income tax purposes. Such information will be disclosed separately.

**2005 U.S. Federal Income Tax Reporting for Beneficial Unitholders**

The following information is being provided to assist U.S. individual unitholders of TET who hold their Units through a broker or other intermediary in reporting distributions received from TET on their IRS Form 1040 - U.S. Individual Income Tax Return for the calendar year 2005.

TET believes that, for U.S. federal income tax purposes, the Units should be classified as shares of a corporation, rather than as debt, and that amounts considered to be dividends paid to its U.S. individual unitholders should be characterized as dividends paid from a qualified foreign corporation. As such, the portion of the distributions made during 2005 that are considered dividends should qualify for the reduced rate of tax applicable to certain dividends received from qualified foreign corporations. However, to qualify for the reduced rate of taxation on dividends, a unitholder must satisfy certain holding period and other requirements with respect to the unitholder's Units. Unitholders should consult their own tax advisors concerning their eligibility for this reduced rate of U.S. federal income tax.

The portion of the trust distributions that is considered a dividend for U.S. income tax purposes is determined based upon TET's current and accumulated earnings & profits ("E&P") as determined in accordance with U.S. federal income tax principles.

With respect to cash distributions paid in 2005 to U.S. individual unitholders, 31.5 (thirty-one point five) percent should be reported as a distribution in excess of E&P ("Excess Distribution") (to the extent of the unitholder's U.S. tax basis in the units) and 68.5 (sixty-eight point five) percent should be reported as dividends from a qualified foreign corporation.

TET is not required to issue Form 1099 DIV's; however, U.S. unitholders may have received a Form 1099 DIV from a broker or intermediary that may not be correct. As a result of this, U.S. unitholders should consult their brokers and tax advisors to ensure that this information is accurately reflected on their tax returns. Brokers and/or intermediaries may or may not issue amended Form 1099 DIVs. As a result, incorrect information may be reported to the Internal Revenue Service.

**Trust Units Held Within a Qualified Retirement Plan**

No amounts are required to be reported on an IRS Form 1040 - U.S. Individual Income Tax Return where Units are held within a qualified retirement plan.

**Trust Units Held Outside of a Qualified Retirement Plan**

U.S. individual unitholders who hold their Units through a stockbroker or other intermediary should receive tax-reporting information from their stockbroker or intermediary and may need to use the information provided on the attached schedule for a division of the cash distributions between taxable dividend and Excess Distribution. TET expects that the stockbroker will issue a Form 1099 - DIV "Dividends and Distributions" or a substitute form developed by the stockbroker or other intermediary. The deadline for mailing a Form 1099 - DIV is January 31, 2006.

The amount included on Line 1b of the Form 1099 - DIV represents dividends that could be eligible for the qualified dividend tax rate. TET's dividends are expected to be "Qualified Dividends".

The amount included in Line 3 of the Form 1099 - DIV is generally non-taxable. This amount is non-taxable if it is a return of your cost (or other basis) in the trust units.

U.S. unitholders are encouraged to utilize the Qualified Dividends and Capital Gain Tax Worksheet to determine the amount of tax that may be otherwise applicable.

The amount included on Line 6 of the Form 1099 - DIV representing the amount of foreign tax paid (Canadian withholding tax) should be reported on Form 1116 "Foreign Tax Credit (Individual, Estate, or Trust)". Information regarding the amount of Canadian tax withheld in 2005 should be available from your stockbroker or other intermediary and is not available from TET.

Effective January 1, 2005, the non-taxable return of capital portion of the monthly distributions were subject to a 15% Canadian withholding tax. The amount of Canadian tax withheld on the non-taxable return of capital portion has been aggregated with the Canadian tax withheld on the taxable portion of the distributions and reported on Line 6 of the Form 1099 - DIV.

**Summary of U.S. Tax Information**

The following table provides, on a per unit basis, the breakdown of the amount of cash dividends, prior to Canadian withholding tax, paid by TET for the period April 1, 2005 to December 31, 2005. The amounts are segregated between the portion of the cash distribution that should be treated as Qualified Dividends and the portion that should be treated as Excess Distributions. The amounts shown on the attached schedule are in U.S. dollars as converted on the applicable payment dates. This schedule is for information purposes only. Amounts computed based on the following table may differ from the amounts shown on the Form 1099 - DIV.

**Trilogy Energy Trust**
**2005 Cash Distribution Information for Beneficial U.S. Unitholders**
**($/unit)**

| Record Date | Payment Date | Distribution Paid Cdn $ | Exchange Rate |
|---|---|---|---|
| Apr 29, 2005 | May 16, 2005 | 0.16 | 0.7876 |
| May 31, 2005 | Jun 15, 2005 | 0.16 | 0.8081 |
| Jun 30, 2005 | Jul 15, 2005 | 0.16 | 0.8192 |
| Jul 29, 2005 | Aug 15, 2005 | 0.16 | 0.8338 |
| Aug 31, 2005 | Sep 15, 2005 | 0.16 | 0.8440 |
| Sep 30, 2005 | Oct 17, 2005 | 0.25 | 0.8436 |
| Oct 31, 2005 | Nov 15, 2005 | 0.25 | 0.8388 |
| Nov 30, 2005 | Dec 15, 2005 | 0.25 | 0.8624 |
| Total Per Unit | | 1.55 | |

| Record Date | Distribution Paid US$ | Taxable Qualified Dividend US$ | Distribution in Excess of Qualified Dividend US$ |
|---|---|---|---|
| Apr 29, 2005 | 0.126024 | 0.086271 | 0.039753 |
| May 31, 2005 | 0.128303 | 0.087516 | 0.040787 |
| Jun 30, 2005 | 0.131072 | 0.089727 | 0.041345 |
| Jul 29, 2005 | 0.133411 | 0.091328 | 0.042083 |
| Aug 31, 2005 | 0.135044 | 0.092446 | 0.042598 |
| Sep 30, 2005 | 0.210899 | 0.144373 | 0.066526 |
| Oct 31, 2005 | 0.209698 | 0.143550 | 0.066147 |
| Nov 30, 2005 | 0.215554 | 0.147560 | 0.067995 |
| Total Per Unit | 1.291005 | 0.883770 | 0.407235 |

**About TET**

TET is a petroleum and natural gas-focused Canadian energy trust. The Units are listed on the Toronto Stock Exchange under the symbol "TET.UN".

**FOR FURTHER INFORMATION PLEASE CONTACT:**

Trilogy Energy Trust
J.H.T. (Jim) Riddell
President and Chief Executive Officer
(403) 290-2900
or
Trilogy Energy Trust
B.K. (Bernie) Lee
Chief Financial Officer
(403) 290-2900
or
Trilogy Energy Trust
J. B. (John) Williams
Chief Operating Officer
(403) 290-2900
or
Trilogy Energy Trust c/o Trilogy Energy Ltd.
4100 - 350 - 7th Avenue S.W.
Calgary, Alberta T2P 3N9
(403) 290-2900
(403) 263-8915 (FAX)
Website:www.trilogyenergy.com